SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d- 1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

                         GLOBAL TELESYSTEMS GROUP, INC.
                         _______________________________
                                (Name of Issuer)

                          Common Stock, $0.10 Par Value
                         _______________________________
                         (Title of Class of Securities)

                                    37936U104
                                 ______________
                                 (CUSIP Number)

                                December 31, 1999
                      _____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                          [ ] Rule 13d-1(b)
                          [ ] Rule 13d-1(c)
                          [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 17 Pages

                                 SCHEDULE 13G

CUSIP No. 37936U104                                           Page 2 of 17 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                George Soros  (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
  Number of                                 11,998,094
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   11,998,094
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                    11,998,094

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    6.42%

12       Type of Reporting Person*

         IA



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G

CUSIP No. 37936U104                                           Page 3 of 17 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                Dr. Purnendu Chatterjee (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
  Number of                                 2,546,374
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   2,546,374
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,546,374

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    1.40%

12       Type of Reporting Person*

         IA


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G

CUSIP No. 37936U104                                           Page 4 of 17 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                Chatterjee Advisors LLC

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                                 1,551,524
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   1,551,524
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,551,524

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    0.86%

12       Type of Reporting Person*

         OO; IA


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G

CUSIP No. 37936U104                                           Page 5 of 17 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                Chatterjee Management Company

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                                 1,551,524
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   1,551,524
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,551,524

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    0.86%

12       Type of Reporting Person*

         CO; IA


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G

CUSIP No. 37936U104                                           Page 6 of 17 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                Winston Partners II LLC

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                                 582,760
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   582,760
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    582,760

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    0.32%

12       Type of Reporting Person*

         OO; IV


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G

CUSIP No. 37936U104                                           Page 7 of 17 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                Winston Partners II LDC

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
  Number of                                 968,764
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   968,764
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    968,764

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    0.54%

12       Type of Reporting Person*

         OO; IV


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G

CUSIP No. 37936U104                                           Page 8 of 17 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                Chatterjee Fund Management, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                      a. [ ]
                                      b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                                 994,850
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   994,850
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    994,850

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    0.55%

12       Type of Reporting Person*

                  PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 17 Pages



Item 1(a)         Name of Issuer:

                  Global TeleSystems Group, Inc.  (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  1751  Pinnacle  Drive,  North Tower,  12th Floor,  McLean,  VA
22102.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Person"):

                  i)   Mr. George Soros ("Mr. Soros");

                  ii)  Dr. Purnendu Chatterjee ("Dr. Chatterjee");

                  iii) Chatterjee Advisors LLC ("Chatterjee Advisors");

                  iv)  Chatterjee Management Company ("Chatterjee Management");

                  v)   Winston Partners II LLC ("Winston LLC");

                  vi)  Winston Partners II LDC ("Winston LDC"); and

                  vii) Chatterjee Fund Management, L.P. ("CFM").


                  This statement relates to Shares (as defined herein) held for the accounts of: (i) Open Society Institute, a New York trust ("OSI"); (ii) Soros Foundation-Hungary, a New York corporation ("Soros Hungary"); (iii) Soros Charitable Foundation, a New York trust ("SCF"); and (iv) Soros Humanitarian Foundation, a New York trust ("Soros Humanitarian"). Mr. Soros serves as a trustee of each of OSI, SCF and Soros Humanitarian, and as a director of Soros Hungary (collectively, the "Foundations").

                  This Statement also relates to Shares held for the accounts of Winston LDC and Winston LLC. Chatterjee Advisors, a Delaware limited liability company that is managed and controlled by Dr. Chatterjee, serves as the manager, and is responsible for supervising the operations of each of Winston LDC and Winston LLC. Chatterjee Advisors is also a shareholder of Winston LDC and Winston LLC.

                  Chatterjee Management, a Delaware corporation that is managed and controlled by Dr. Chatterjee, serves as investment advisor to each of Winston LDC and Winston LLC pursuant to investment management contracts between Chatterjee Management, Chatterjee Advisors and each of Winston LDC and Winston LLC.

                  Chatterjee Advisors, as the manager of each of Winston LDC and Winston LLC, and by reason of its ability as manager to terminate the contractual relationship of Winston LDC and Winston LLC with Chatterjee Management within 60 days, and Chatterjee Management, by reason of its voting and dispositive power

                                                             Page 10 of 17 Pages



over securities held for the accounts of Winston LDC and Winston LLC, may each be deemed to be the beneficial owner of securities (including the Shares) held for the account of each of Winston LDC and Winston LLC.

                  This Statement also relates to Shares held for the account of CFM. CFM is a Delaware limited partnership. Dr. Chatterjee is the sole general partner of CFM.


Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

                  The address of the principal business office of each of Dr. Chatterjee, Chatterjee Advisors, Chatterjee Management, Winston LLC, and CFM is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

                  The address of the principal business office of Winston LDC is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.


Item 2(c)         Citizenship:

                  i)   Mr. Soros is a citizen of the United States;

                  ii)  Dr. Chatterjee is a citizen of the United States;

                  iii) Chatterjee  Advisors  is a  Delaware  limited  liability company;

                  iv)  Chatterjee Management is a Delaware corporation;

                  v)   Winston LLC is a Delaware limited liability company;

                  vi) Winston LDC is a Cayman Islands exempted limited duration company; and

                  vii) CFM is a Delaware limited partnership.


Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.10 par value (the "Shares")

Item 2(e)         CUSIP Number:

                  37936U104

                                                             Page 11 of 17 Pages





Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 1999, the number of Shares which may be deemed to have been beneficially owned by each of the Reporting Persons was as follows:

                  1) Mr. Soros may be deemed to have been the beneficial owner of 11,998,094 Shares. This number consists of
                           (a) 8,660,562 Shares (including 6,666,666 Shares subject to immediately exercisable warrants) held for the account of OSI, (b) 1,948,398 Shares held for the account of Soros Hungary, (c) 1,313,698 Shares held for the account of SCF, and (d) 75,436 Shares held for the account of Soros Humanitarian.

                  2) Dr. Chatterjee may be deemed to have been the beneficial owner of 2,546,374 Shares. This number consists of (a) 582,760 Shares (including 370,368 Shares subject to immediately exercisable warrants) held for the account of Winston LLC, (b) 968,764 Shares (including 740,742 Shares subject to immediately exercisable warrants) held for the account of Winston LDC, and (c) 994,850 Shares held for the account of CFM.

                  3)       Chatterjee  Advisors  may be  deemed to have been the
                           beneficial owner of 1,551,524 Shares. This number consists of (a) 582,760 Shares (including 370,368 Shares subject to immediately exercisable warrants) held for the account of Winston LLC and (b) 968,764 Shares (including 740,742 Shares subject to immediately exercisable warrants) held for the account of Winston LDC.

                  4) Chatterjee Management may be deemed to have been the beneficial owner of 1,551,524 Shares. This number consists of (a) 582,760 Shares (including 370,368 Shares subject to immediately exercisable warrants) held for the account of Winston LLC and (b) 968,764 Shares (including 740,742 Shares subject to immediately exercisable warrants) held for the account of Winston LDC.

                  5) Winston LLC may be deemed to have been the beneficial owner of the 582,760 Shares (including 370,368 Shares subject to immediately exercisable warrants) held for its account.

                  6) Winston LDC may be deemed to have been the beneficial owner of the 968,764 Shares (including 740,742 Shares subject to immediately exercisable warrants) held for its account.

                  7) CFM may be deemed to have been the beneficial owner of the 994,850 Shares assuming the exercise of 994,850 immediately exercisable warrants held for its own account

                                                             Page 12 of 17 Pages



Item 4(b)         Percent of Class:

                  (i) The number of Shares of which Mr. Soros may be deemed to have been the beneficial owner constitutes approximately 6.42% of the total number of Shares outstanding (assuming the exercise of 6,666,666 warrants held for the account of OSI).

                  (ii) The number of Shares of which Dr. Chatterjee may be deemed to have been the beneficial owner constitutes approximately 1.40% of the total number of Shares outstanding (assuming the exercise of: 370,368 warrants held for the account of Winston LLC, 740,742 warrants held for the account of Winston LDC and 994,850 warrants held for the account of CFM).

                  (iii) The number of Shares of which Chatterjee Advisors may be deemed to have been the beneficial owner constitutes approximately 0.86% of the total number of Shares outstanding (assuming the exercise of 370,368 warrants held for the account of Winston LLC and 740,742 warrants held for the account of Winston
                           LDC).

                  (iv) The number of Shares of which Chatterjee Management may be deemed to have been the beneficial owner constitutes approximately 0.86% of the total number of Shares outstanding (assuming the exercise of 370,368 warrants held for the account of Winston LLC and 740,742 warrants held for the account of Winston
                           LDC).

                  (v) The number of Shares of which Winston LLC may be deemed to have been the beneficial owner constitutes approximately 0.32% of the total number of Shares outstanding (assuming the exercise of 370,368 warrants held for its own account).

                  (vi) The number of Shares of which Winston LDC may be deemed to have been the beneficial owner constitutes approximately 0.54% of the total number of Shares outstanding (assuming the exercise of 740,742 warrants held for its own account).

                  (vii) The number of Shares of which CFM may be deemed to have been the beneficial owner constitutes approximately 0.55% of the total number of Shares outstanding (assuming the exercise of 994,850 warrants held for its own account).

                                                             Page 13 of 17 Pages

Item 4(c)         Number of shares as to which such person had:

     Mr. Soros
     ---------

     (i)   Sole power to vote or to direct the vote:                  11,998,094

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:     11,998,094

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Dr. Chatterjee
     --------------

     (i)   Sole power to vote or to direct the vote:                   2,546,374

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:      2,546,374

     (iv)  Shared power to dispose or to direct the disposition of:            0


     Chatterjee Advisors
     -------------------

     (i)   Sole power to vote or to direct the vote:                   1,551,524

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:      1,551,524

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Chatterjee Management
     ---------------------

     (i)   Sole power to vote or to direct the vote:                   1,551,524

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:      1,551,524

     (iv)  Shared power to dispose or to direct the disposition of:            0

                                                             Page 14 of 17 Pages



     Winston LLC
     -----------

     (i)   Sole power to vote or to direct the vote:                     582,760

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        582,760

     (iv)  Shared power to dispose or to direct the disposition of:            0


     Winston LDC
     -----------

     (i)   Sole power to vote or to direct the vote:                     968,764

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        968,764

     (iv)  Shared power to dispose or to direct the disposition of:            0


     CFM
     ---

     (i)    Sole power to vote or to direct the vote:                    994,850

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        994,850

     (iv)  Shared power to dispose or to direct the disposition of:            0


Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) OSI has the right to participate in the receipt of dividends from, and proceeds from the sale of, securities, including the Shares held for its account.

                  (ii) Soros Hungary has the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for its account.

                  (iii) SCF has the right to participate in the receipt of dividends from, and proceeds from the sale of, securities, including the Shares held for its account.

                  (iv) Soros Humanitarian has the right to participate in the receipt of dividends from, and proceeds from the sale of, securities, including the Shares held for its account.

                                                             Page 15 of 17 Pages



                  (v) The members of Winston LLC have the right to participate in the receipt of dividends from, and proceeds from the sale of, securities, including the Shares held by Winston LLC in accordance with their ownership interests in Winston LLC.

                  (vi) The shareholders of Winston LDC have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Winston LDC in accordance with their ownership interests in Winston LDC.

                  (vii) Dr. Chatterjee as sole general partner of CFM has sole right to participate in the receipt of dividends from, or proceeds from the sale of, the any Shares received upon conversion of the warrants held for its account.


The inclusion of Shares held for the accounts of OSI, Soros Hungary, SCF and Soros Humanitarian herein shall not be an admission that Mr. Soros or any of the Reporting Persons has or may be deemed to have had beneficial ownership of such Shares. Mr. Soros expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston LLC, Winston LDC and CFM. Dr. Chatterjee expressly disclaims beneficial ownership of any Shares held directly for the accounts of OSI, Soros Hungary, SCF and Soros Humanitarian. Each of Chatterjee Advisors and Chatterjee Management expressly disclaims beneficial ownership of any Shares held directly for the accounts of OSI, Soros Hungary, SCF, Soros Humanitarian, and CFM. Winston LLC expressly disclaims beneficial ownership of any Shares held directly for the accounts of OSI, Soros Hungary, SCF, Soros Humanitarian, Winston LDC and CFM. Winston LDC expressly disclaims beneficial ownership of any Shares held directly for the accounts of OSI, Soros Hungary, SCF, Soros Humanitarian, Winston LLC and CFM. CFM expressly disclaims beneficial ownership of any Shares held directly for the accounts of OSI, Soros Hungary, SCF, Soros Humanitarian, Winston LLC and Winston LDC.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  This Item 10 is not applicable.

                                                             Page 16 of 17 pages


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  February 11, 2000               GEORGE SOROS


                                       By:   /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


Date:  February 11, 2000               PURNENDU CHATTERJEE


                                       By:   /S/ PETER HURWITZ
                                             -----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact


Date:  February 11, 2000               CHATTERJEE ADVISORS LLC


                                       By:   /S/  PETER HURWITZ
                                             -----------------------------------
                                             Peter Hurwitz
                                             Manager



Date:  February 11, 2000               CHATTERJEE MANAGEMENT COMPANY


                                       By:   /S/ PETER HURWITZ
                                             -----------------------------------
                                             Peter Hurwitz
                                             Vice-President


Date:  February 11, 2000               WINSTON PARTNERS II LLC

                                       By:   Chatterjee Advisors LLC,
                                             its Manager


                                             By:  /S/  PETER HURWITZ
                                                  ------------------------------
                                                  Peter Hurwitz
                                                  Manager

                                                             Page 17 of 17 Pages


Date: February 11, 2000                WINSTON PARTNERS II LDC


                                       By:   /S/ PETER HURWITZ
                                             -----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact


Date: February 11, 2000                CHATTERJEE FUND MANAGEMENT, L.P.

                                       By:   Purnendu Chatterjee,
                                             its General Partner


                                             By:  /S/  PETER HURWITZ
                                                  ------------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact